VIA FACSIMILE AND U.S. MAIL


August
10, 2005

Lauri A. Wood
Chief Financial Officer
Peoples Financial Corporation
Lameause and Howard Avenues
Biloxi, Mississippi 39533

	RE:	Form 10-K for Fiscal Year Ended December 31, 2004
      Form 10-Q for Fiscal Quarter Ended March 31, 2005
      File No. 1-12103

Dear Ms. Wood:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004

Note L - Contingencies, page 25

1. We note that a lawsuit was filed against your bank subsidiary in
2003. Both the specified and punitive damages appear substantial. It is unclear from your disclosures whether your final conclusions as to the materiality of all contingent matters applied to the described lawsuit. Regardless of this, please tell us more about this lawsuit.
In particular:
* Describe the nature of the original claim and settlement in 2000;
* Describe the alleged basis for the insurance companies suit against you;
* Provide a more detailed update on this suit, including current status, legal assumptions relied on and the uncertainties involved;
* Tell us whether it is reasonably possible that you may incur a loss in this matter;
* Tell us whether you have accrued any potential settlement amounts related to this matter, and if so provide a roll-forward since inception, through your response date;
* Tell us whether you have incurred legal costs and how much to date;
* Tell us whether you have accrued any legal expenses to date and if so, provide a roll-forward of such accrual since inception, through your response date;
* Explain to us your accounting policy for legal expenses.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



      If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3689.

						Sincerely,



							John Hartz
      						Senior Assistant Chief
Accountant

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Ms. Lauri A. Wood
August 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE